Exhibit 99.2

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Name of entity
MOKO SOCIAL MEDIA LIMITED

ABN	Quarter ended (“current quarter”)
31 111 082 485	30 JUN 2016

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A’000	Year to date (12 months) $A’000
1.1	Receipts from customers	134	1,588

1.2	Payments for
	(a) staff costs	(1,335)	(6,976)
	(b) advertising and marketing	(564)	(1,493)
	(c) research & development	(66)	(907)
	(d) other working capital	(2,151)	(7,376)
	(e) other	-	-

1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature	4	21
	received	-	-
1.5	Interest and other costs of finance paid	(43)	(74)
1.6	Income taxes received/(paid)	-	908
1.7	Other (R&D grant received)	-	-

	Net operating cash flows	(4,021)	(14,309)

+ See chapter 19 for defined terms.

17/12/2010	Appendix 4C Page 1

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

		Current quarter $A’000	Year to date (12 months) $A’000
1.8	Net operating cash flows (carried forward)	(4,021)	(14,309)
	Cash flows related to investing activities
1.9	Payment for acquisition of:
	(a) businesses (item 5)	-	-
	(b) equity investments	-	(1,042)
	(c) intellectual property	-	-
	(d) physical non-current assets	-	(8)
	(e) other non-current assets	-	-

1.10	Proceeds from disposal of:
	(a) businesses (item 5)	-	(69)
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	9	16
	(e) other non-current assets	-	-
	(f) cash acquired on acquisition	-	-

1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (payment for product development cost)	-	-
	Net investing cash flows	9	(1,103)
1.14	Total operating and investing cash flows	(4,015)	(15,412)
	Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc (net)	7,520	10,722
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	1,500
1.18	Repayment of borrowings	(1,500)	(1,500)
1.19	Dividends paid	-	-
1.20	Other	-	-
	Net financing cash flows	6,020	10,722

	Net increase/ (decrease) in cash held	2,008	(4,690)
1.21	Cash at beginning of quarter/year to date	508	7,220
1.22	Exchange rate adjustments to item 1.21	31	17
1.23	Cash at end of quarter	2,547	2,547

+ See chapter 19 for defined terms.

Appendix 4C Page 2	17/12/2010

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A’000
1.24	Aggregate amount of payments to the parties included in item 1.2	184
1.25	Aggregate amount of loans to the parties included in item 1.11	-
1.26	Explanation necessary for an understanding of the transactions

1.24
- Directors’ and associates’ remuneration	184
- Services provided by Directors’ related entities	-

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest
N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A’000	Amount used $A’000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

17/12/2010	Appendix 4C Page 3

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A’000	Previous quarter $A’000
4.1	Cash on hand and at bank	2,547	508
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	2,547	508

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity
5.2	Place of incorporation or registration
5.3	Consideration for acquisition or disposal
5.4	Total net/ (deficiency) assets
5.5	Nature of business

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.
2	This statement does give a true and fair view of the matters disclosed.

Sign here:	Date: 29 Jul 2016

Company Secretary

Print name: Emma Waldon

+ See chapter 19 for defined terms.

Appendix 4C Page 4	17/12/2010